Exhibit 99.1

Phoenix New Media Announces Definitive Agreement to Sell Investment in Yidian

BEIJING, March 22, 2019 —Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into a share purchase agreement (the “SPA”) with Run Liang Tai Management Limited (“Run Liang Tai”) to sell 32% of the total outstanding shares of Particle Inc. (“Particle”) to Run Liang Tai and its designated entities (the “Proposed Buyers”) for a total consideration of US$448 million in cash (the “Proposed Transactions”). Particle owns Yidian Zixun (“Yidian”), a rapidly-growing personalized news and lifestyle information application in China that allows users to efficiently define and explore individualized content over mobile devices. The Company currently owns approximately 37.63% of the total outstanding shares of Particle on an as-if converted basis and is expected to own approximately 5.63% if the Proposed Transactions are completed.

As previously announced by the Company, the Company entered into a binding letter of intent (the “LOI”) for the Proposed Transactions on February 23, 2019. The Proposed Buyers have paid cash deposit of US$100 million to the Company, and the Company and the Proposed Buyers entered into the SPA on March 22, 2019, the deadline set forth in the LOI.

Completion of the Proposed Transactions, however, are still subject to certain closing conditions (the “Closing Conditions”), including but not limited to approvals by the board of directors and shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited (including any related necessary approval by The Stock Exchange of Hong Kong Limited), as well as approvals, consents and waivers, as applicable, of other shareholders of Particle. There is no assurance that the Proposed Transactions will ever be closed.

As previously announced by the Company, the Company may be required to return the US$100 million of deposit to the Proposed Buyers together with interests, and may be required to pay liquidated damages, if the Proposed Transactions fail to close for certain reasons. While the SPA includes substantially the same terms as set forth in the LOI, the Company also agreed in the SPA that it will (i) pay liquidated damages of US$40 million and otherwise fully compensate the Proposed Buyers if the Company materially breaches its representations, warranties and obligations under the SPA, and (ii) pay to the Proposed Buyers additional compensation calculated at an annual rate of 6% for the period in which the Company has held the US$100 million of deposit if the Proposed Transactions fail to close before July 22, 2019 or within such longer period as agreed by the parties due to failure to obtain approvals by the board of directors and shareholders of Phoenix Media Investment (Holdings) Limited for the Proposed Transactions.

“We are moving one more step closer towards realizing the return on our investment in Yidian,”said Mr. Shuang Liu, Chief Executive Officer of iFeng. “We believe that selling partial ownership of Yidian to a strategic buyer will help maximize Yidian’s growth potential as well as fuel our own growth in the long-run.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com